September 3, 2013

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:                                         Barbara C. Jacobs

Matthew Crispino

Morgan Youngwood

Stephen Krikorian

Re:                             Rocket Fuel Inc.

Form S-1 Registration Statement

Filed August 16, 2013

Amendment No. 2 to Form DRS

Confidentially Submitted August 12, 2013

CIK No. 0001477200

Ladies and Gentlemen:

On behalf of our client, Rocket Fuel Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 22, 2013 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (File No. 333-190695) (the “Registration Statement”).  We are concurrently submitting via EDGAR this letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  For the Staff’s reference, we have included both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement filed on August 16, 2013.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.  Except as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 1.

Form S-1 Filed on August 16, 2013

General

1.              Comments on your revised graphics will be provided separately.

We acknowledge that the Staff may have additional comments on its revised graphics.

Risk Factors

“We have identified material weaknesses in our internal controls in the past …,” page 29

2.              Please tell us what consideration you gave to providing enhanced risk factor disclosures considering the mathematical errors identified in your unaudited consolidated statements of cash flows as of June 30, 2012 (see your Note 1 on page F-9).

In response to the Staff’s comment, the Company has revised its disclosure on page 29 of Amendment No. 1 to enhance the Company’s risk factor disclosure related to the mathematical errors identified in the Company’s unaudited consolidated statements of cash flows as of June 30, 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Performance, page 52

Critical Accounting Policies and Estimates

Common Stock Valuation, page 75

3.              We note your revised disclosures in response to prior comment 5. Please revise to quantify how changes in your forward revenue estimate and market multiples impacted the fair value determination at each respective valuation date.  For instance, your disclosures should quantify how the 5% increase in your 2013 forward revenue forecast and 13% increase in your selected multiples impacted your fair value determination at December 31, 2012.  In addition, please revise your disclosures to quantify how you adjusted your forward revenue forecasts at each respective valuation date.

In response to the Staff’s comment, we have revised pages 74 to 81 of Amendment No. 1 to quantify how changes in the Company’s forward revenue estimate and market multiples impacted the fair value determination at each respective valuation date.   The significance and weight of factors that impacted the fair value determination as of a given valuation date varied based on events specific to each period considered.  Thus, we have further revised the disclosure on pages 74 to 81 of Amendment No. 1 for each valuation date to provide an enhanced description and quantification of the changes in factors that had a material impact on the valuation determination as of each such date, including quantifying how the 5% increase in the Company’s 2013 forward revenue forecast and 13% increase in its selected multiples impacted its fair value determination as of December 31, 2012.

We further advise the Staff that as of the March 2012, September 2012 and June 2013 valuation dates, there were no adjustments to the Company’s forward revenue forecasts. We have updated the disclosure on pages 74 and 81 of Amendment No. 1 to expressly include this information.

4.              We continue to consider your response to prior comment 6.  Explain further why the fair value as of December 31, 2012 was not used since no material events occurred in that month.  Indicate why the fair value increased by almost $2 within a short period of time.

Disclose in greater detail why the straight-line calculation would provide the most appropriate conclusion for valuation on interim dates.  Indicate whether the underlying assumptions and events that are factored into your valuation models would also increase or change at the same rate during this period of time. That is, confirm that no single events were identified during the interim dates.

In response to the Staff’s comment, we advise the Staff that that the underlying assumptions and events factored into the Company’s valuation models increased or changed at the same rate during the three-month period ending December 31, 2012, and that the Company did not identify a single event during the interim dates that would lead the Company to question the appropriateness of the straight-line calculation.  The fair value as of December 31, 2012 was not used to determine fair value as of December 4, 2012 because the Company expected the fair value to continue to increase over the following 27-day period.    The rate of increase in the Company’s performance, evidenced, in part, by realized revenue, and the Company’s continued preparations for a public offering remained steady throughout the quarter and did not significantly fluctuate in any one month of the quarter.  Thus, the increase in fair value of $1.54 from December 4, 2012 to December 31, 2012 represents approximately one-third of the $4.63 increase in fair value during the three-month period ended December 31, 2012.  We have further revised the disclosure on page 80 of Amendment No. 1 to state that the increase in fair value between the September 30, 2012 and December 31, 2012 valuation dates resulted from developments that occurred throughout the period, including steady progress on preparations for a public offering and relatively uniform trends in revenue growth throughout the period.

In addition, we supplementally advise the Staff that the Company tested its straight-line calculations by performing an interim valuation as of December 4, 2012, using the same methodology employed to determine the fair value as of December 31, 2012. The Company determined that there was no material variance between the interim valuation performed as of December 4, 2012 and the straight-line calculation used by the Company to determine fair value as of December 4, 2012.

5.              We note that you updated your set of comparable companies at some of your valuation dates.  Please explain the impact of adding comparable companies to develop market multiples on your March 31, 2013 and June 30, 2013 valuations.  In addition, tell us how you consider these comparable companies and the changes in their composition in developing your stock volatility assumption used to estimate the fair value of stock options.

In response to the Staff’s comment, we have revised the disclosure on pages 74 to 81 of Amendment No. 1 to quantify how changes in market multiples impacted the fair value determination at each respective valuation date.  The changes in market multiples reflect the changes to the set of comparable companies used by the Company at each respective valuation date.   In addition, we respectfully advise the Staff that the Company used the same set of comparable companies used to determine the fair value at each valuation date to develop its stock volatility assumptions that it used to estimate the fair value of stock options. We have included this disclosure on page 74 of Amendment No. 1.

Note 7. Debt, page F-19

6.              We note from your disclosures on page F-20 that you were not in compliance with one covenant under your Comerica Agreement as of June 30, 2013.  Please revise your disclosures to clarify the nature of the covenant violation for which you obtained a waiver.

In response to the Staff’s comment, we have revised the disclosure on pages 70 and F-20 of Amendment No. 1 to state the nature of the covenant violation for which the Company obtained a waiver.

* * * *

Please direct any questions regarding the Company’s responses or Amendment No. 1 to me at (650) 493-9300 or rproffitt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rachel B. Proffitt
Rachel B. Proffitt

cc:                               George H. John, Rocket Fuel Inc.
Peter Bardwick, Rocket Fuel Inc.

JoAnn C. Covington, Rocket Fuel Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Mark C. Stevens, Fenwick & West LLP

Jeffrey R. Vetter, Fenwick & West LLP

James D. Evans, Fenwick & West LLP